Filed by Destron Fearing Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Destron Fearing Corporation
Commission File No. 000-18342

APPLIED DIGITAL SOLUTIONS, INC. TO ACQUIRE DESTRON FEARING CORPORATION

—Companies sign definitive agreement; working toward end of the second quarter 2000 effective date—

    Palm Beach, FL and South St. Paul, MN, April 25, 2000—Applied Digital Solutions, Inc. (Nasdaq:ADSX) and Destron Fearing Corporation (Nasdaq SmallCap: DFCO) announced they have signed a definitive merger agreement pursuant to which Applied Digital Solutions will acquire Destron Fearing. Destron Fearing will merge with Digital Angel.net Inc., a wholly owned subsidiary of Applied Digital Solutions, and the combined companies will do business under the Digital Angel.net Inc. name.

    The terms of the agreement require Applied Digital Solutions to acquire all of the outstanding capital stock of Destron Fearing with newly-issued shares of Applied Digital Solutions' common stock in a transaction that is expected to be tax-free to shareholders. Destron Fearing stockholders will receive 0.75 shares of Applied Digital Solutions stock for every share of Destron Fearing; provided, however, if during the time period immediately prior to closing the average price of Applied Digital Solutions' common stock is less than $8.00 per share or more than $16.00 per share, the exchange ratio would be adjusted to provide that Destron Fearing stockholders received a minimum of $6.00 or a maximum of $12.00 per share in value of Applied Digital Solutions' common stock. If the average price is below $6.00 or more than $24.00, either Applied Digital Solutions or Destron Fearing can terminate the merger agreement. The "average price" is the average per share last daily closing price of Applied Digital Solutions' common stock as quoted on The Nasdaq National Market during the 20 consecutive trading days preceding the fifth trading day immediately preceding the closing date for the merger. All outstanding Destron Fearing options and warrants will be assumed by Applied Digital Solutions based on the exchange ratio. Based on 13,640,772 shares of Destron Fearing common stock currently outstanding, an assumed exchange ratio of .75 and without taking into account the exercise of options and warrants assumed by Applied Digital Solutions, Destron Fearing stockholders will own an estimated 17% of Applied Digital Solutions' common stock upon the closing of the merger.

    The agreement, which has already been approved by Boards of Directors of Applied Digital Solutions and Destron Fearing, is subject to approval by Applied Digital Solutions shareholders and Destron Fearing stockholders, as well as regulatory review, including Hart-Scott Rodino. Pending these approvals, the completion of the deal is expected at the end of the second quarter of this year. No assurance can be given that this agreement will result in a transaction.

ABOUT APPLIED DIGITAL SOLUTIONS

    Applied Digital Solutions is a leading-edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions was ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the company's web site at http://www.adsx.com.

ABOUT DIGITAL ANGEL

    In December of 1999, Applied Digital Solutions announced that it had acquired the patent rights to a miniature digital transceiver—which it has named Digital Angel—implantable within the human body that could be used for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-commerce security, locating lost or missing individuals, tracking the location of valuable property and pets, and monitoring the medical conditions of at-risk patients. The implantable device sends and receives data and can be continuously tracked by GPS (Global Positioning Satellite) technology. For more information about Digital Angel, visit www.digitalangel.net.

ABOUT DESTRON FEARING CORPORATION

    Destron Fearing Corporation has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.

CERTAIN INFORMATION CONCERNING APPLIED DIGITAL SOLUTIONS PARTICIPANTS

    Applied Digital Solutions and certain other persons named below may be deemed to be participants in the solicitation of proxies of Applied Digital Solutions' shareholders to approve the issuance of shares of Applied Digital Solutions' common stock pursuant to the merger agreement. The Applied Digital Solutions' participants in this solicitation may include the directors of Applied Digital Solutions (Richard J. Sullivan, Garrett A. Sullivan, Richard S. Friedland, Arthur F. Noterman, Daniel E. Penni, Angela Sullivan and Constance K. Weaver), certain officers of Applied Digital Solutions (Richard J. Sullivan, Chairman, Chief Executive Officer and Secretary, Garrett A. Sullivan, President and Chief Operating Officer, David A. Loppert, Vice President, Treasurer and Chief Financial Officer and David I. Beckett, General Counsel) and Robert Jackson, Investor Relations. The aforementioned directors, officers and employee of Applied Digital Solutions, as a group, may be deemed to beneficially own approximately 14.8% of Applied Digital Solutions' common stock or securities convertible into common stock. In addition, pursuant to the Digital Angel.net Inc. 2000 Flexible Stock Plan, such persons were previously granted options to purchase, at an exercise price of $0.05 per share, an aggregate of 2,345,000 shares of common stock of Digital Angel.net Inc., a party to the merger with Destron Fearing Corporation. Such persons may be deemed to beneficially own approximately 11.73% of Digital Angel common stock or securities convertible into common stock.

    More information about the officers and directors of Applied Digital Solutions is contained in the proxy statement for the Applied Digital Solutions 2000 Annual Meeting of Shareholders and the Applied Digital Solutions Annual Report on Form 10-K for the year ended December 31, 1999. Both of these documents have been filed with the Securities and Exchange Commission and are available at the SEC's website, www.sec.gov, at the SEC's office and by contacting the Applied Digital Solutions investor relations department.

CERTAIN INFORMATION CONCERNING DESTRON FEARING CORPORATION PARTICIPANTS

    Destron Fearing Corporation, it directors, executive officers and certain other members of management and employees may be soliciting proxies from the stockholders of Destron Fearing Corporation in favor of the proposed merger. The members of the Board of Directors of Destron Fearing Corporation are Randolph K. Geissler, Thomas J. Patin, Kenneth D. Larson, Stanley Goldberg, John R. Beattie, David A. Henderson, Gary S. Kohler, Douglas M. Pihl, and Richard E. Jahnke. Mr. Geissler also serves as the President and Chief Executive Officer of Destron Fearing Corporation and Mr. Patin serves as its Executive Vice President and General Counsel. Other officers who may participate in the solicitation of proxies from the shareholders of Destron Fearing Corporation include James T. Santelli, Vice President—Finance and Chief Financial Officer, William J. Battista, Vice President—North American Sales, and Robert C. Calgren, Controller. In addition, the Applied Digital Solutions' officers, directors and employee referred to above may also be involved in the solicitation of proxies from the stockholders of Destron Fearing Corporation.

    The executive officers and directors of Destron Fearing Corporation, including those officers and directors identified above beneficially owned approximately 10.4% of the outstanding shares of common stock of Destron Fearing as of December 31, 1999. A description of the beneficial ownership of common stock by the officers and directors of Destron Fearing Corporation, as well as a description of the various employment agreements for its officers, is contained in Destron's Proxy Statement for its 2000 Annual Meeting of Stockholders. Destron's Proxy Statement was filed with the Securities and Exchange Commission and is available at the SEC's website, www.sec.gov, at the SEC's offices, or by contacting Destron Fearing Corporation.

BENEFITS OF MERGER TO DESTRON OFFICERS AND DIRECTORS

    Certain of the officers and directors of Destron Fearing will receive accelerated vesting of their stock options in connection with the merger. Information concerning the options held by certain of the officers and directors is contained in Destron's Proxy Statement for its 2000 Annual Meeting of Stockholders. Destron's Proxy Statement was filed with the Securities and Exchange Commission and is available at the SEC's website, www.sec.gov, at the SEC's offices, or by contacting Destron Fearing Corporation.

    In connection with the merger, Randolph K. Geissler, the Chief Executive Officer and President of Destron Fearing, and James P. Santelli, the Chief Financial Officer of Destron Fearing, will enter into two-year and one-year employment agreements, respectively, with the surviving corporation and continue in its ongoing management following the closing of the merger. In addition, certain officers of Destron Fearing Corporation will receive options to purchase shares of common stock in the surviving corporation in such amounts and on such terms as may be agreed to by the parties. Finally, Applied Digital Solutions has agreed to indemnify the officers and directors of Destron following the merger for claims and liabilities arising from their service as officers and directors of Destron Fearing prior to the merger.

    Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT:	Applied Digital Solutions, Inc.
Ovations International Inc. Matthew Cossolotto, 914/245-9721 matthew@ovations.com or
ADS Investor Relations Robert Jackson, 303/707-1468 Fax: 303/703-8250 rjackson@adsx.com
Destron Fearing Corporation
BlueFire Partners 1300 Fifth Street Towers, 150 S. 5th Street Minneapolis, Minnesota 55402 Doug Ewing or Tom Langenfeld, (612) 371-0000 or

Destron Fearing Corporation Thomas Patin, (651) 455-1621 490 Villaume Avenue South St. Paul, Minnesota 55075

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    Applied Digital Solutions and Destron Fearing will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480; Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.